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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                             Commission File Number
                                    000-30771

                                   (Check One)
                        / / Form 10-K and Form 10-KSB / /
                   Form 11-K / / Form 20-F / x / Form 10-Q and
                           Form 10-QSB / / Form N-SAR

                        For Period ended: March 31, 2005

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I.
                             REGISTRANT INFORMATION

Full name of registrant: Interactive Motorsports and Entertainment Corp.
-----------------------

Former name if applicable: Pacific International Holding, Inc.
-------------------------

Address of principal executive office: 5624 West 73rd Street, Indianapolis, IN 46208
-------------------------------------

                                    PART II.
                             RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III.
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has completed its financial statements for the three months ended March 31, 2005, but due to time constraints, the registrant was unable to deliver such financial statements, together with the discussion and analysis of management, to its auditors and the board with sufficient time to allow the board and its accountants to review the information and provide for timely filing of the registrant's Form 10-QSB. The Company intends to file the prescribed report within the allowed extension period.

                                    PART IV.
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

William R. Donaldson, Chief Executive Officer (317) 295-3500
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/ / Yes /X/ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Interactive Motorsports and Entertainment Corp.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date     May 12, 2005        By:  /s/ William R. Donaldson
                               William R. Donaldson, Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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